Exhibit (a)(1)(I)

News Release

DRAFT: 6/18/2014 FOR IMMEDIATE RELEASE

Media Contacts:	Pamela Eisele	Investor Contacts:	Joe Romanelli
	(267) 305-3558 Steve Cragle (908) 423-3461		(908) 423-5185 Justin Holko (908) 423-5088

Merck Begins Tender Offer to Acquire Idenix

WHITEHOUSE STATION, N.J., June 20, 2014 — Merck (NYSE: MRK), known as MSD outside the United States and Canada, commenced today, through a subsidiary, a cash tender offer to purchase all outstanding shares of common stock of Idenix Pharmaceuticals, Inc. (NASDAQ: IDIX). On June 9, 2014, Merck announced its intent to acquire Idenix.

Upon the successful closing of the tender offer, stockholders of Idenix will receive $24.50 in cash for each share of Idenix common stock validly tendered and not validly withdrawn in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, Idenix will become a wholly-owned subsidiary of Merck.

Merck will file today with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, which provides the terms of the tender offer. Additionally, Idenix will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of the Idenix board of directors that Idenix stockholders accept the tender offer and tender their shares. As previously communicated, the Idenix board of directors has determined that the merger agreement and its related transactions, including the tender offer, are advisable, fair to and in the best interests of Idenix and its stockholders.

The tender offer will expire at 5:00 pm (New York City time) on Monday, August 4, 2014, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which, together with shares then owned by Merck (if any), represents a majority of the outstanding shares, and the expiration or the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

MacKenzie Partners, Inc. is acting as information agent for Merck. Credit Suisse is serving as financial advisor to Merck with this transaction and Hughes Hubbard & Reed LLP as its legal advisor. Centerview Partners is serving as financial advisors to Idenix in connection with the transaction and Idenix is represented by Sullivan & Cromwell.

Additional Information about the Tender Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Idenix. Merck has filed a Tender Offer Statement on Schedule TO with the SEC, and Idenix has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Idenix shareholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, have been made available to all stockholders of Idenix at no expense to them. The

Tender Offer Statement and the Solicitation/Recommendation Statement are also available at no charge on the SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents are available by mail by contacting Merck Sciences, Inc., 333 Lakeside Drive, Foster City, C.A., 94404, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Merck and Idenix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reporters, statements or other information filed by Merck or Idenix at the SEC public reference room at 100 F. Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Idenix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Merck Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Idenix stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Idenix.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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